

June 16, 2011

Gregory J. Hayes
Senior VP & Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103

> **Re: United Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed on February 10, 2011**
> **File No. 001-00812**

Dear Mr. Hayes:

We have reviewed your response letter dated April 29, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations-Segment Review, page 9

1.   We note your response to our prior comments two. We believe the added separate disclosure in regard to consolidated costs of products and services sold referred to in the response is useful. However, this disclosure is focused on the activities that drove changes in these costs. We continue to believe that you should discuss and quantify the impact of each significant component of consolidated costs of products and services sold that cause those costs to vary materially (or not vary when expected to) between comparative periods, accompanied by explanation of the associated underlying reasons.

Your response indicates that you do not believe it appropriate to disclose the components of cost of sales at a segment level. In this regard, it is not clear how a comparative discussion of segment results is meaningful to investors without a specific analysis of cost of sales given that (i) it appears that costs of sales comprise a substantial portion of segment operating expenses and results and (ii) operating profit margins of segments vary between periods, presumably to a material degree due to changes in costs of sales given their significance to segment operations. If a change in costs of products and services sold of a segment materially impacts that segment's measure of profit or performance, we believe you should directly quantify and analyze such change, including each component that caused these costs to vary materially, with explanation of the associated underlying reasons. In regard to your assertion about the competitive sensitivity of this information, it is not clear how this is the case for information at an overall segment level.

Your response also asserts that your systems are not designed to aggregate individual cost components such as materials, labor and overhead, and that the individual cost components often lose their distinction or characterization as they are further aggregated, absorbed and/or expensed. However, it appears that some degree of identity of these costs components is available when preparing your financial statements, in that within the discussion of segments' operating profits in "Segment Review" there are several references to "cost reduction initiatives," "commodity costs," "productivity improvements," "productivity initiatives" and "costs associated with a union contract" that are suggestive of this.

In view of the above, please reconsider you disclosure in regard to costs of products and services sold at both a consolidated and segment level, and provide us with a copy of your intended revised disclosure.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief